UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

           REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of               MAY 2003
                 ----------------------------------------------------

                               RICHMONT MINES INC.
                               -------------------
                              (Name of Registrant)

              110, AVENUE PRINCIPALE, ROUYN-NORANDA, QUEBEC J9X 4P2
              -----------------------------------------------------
                    (Address of principal executive offices)

1. On May 13, 2003, Richmont Mines Inc. issued a News Release - Update on exploration at the Francoeur Mine and the Wasamac property. This report is filed solely for the purpose of filing a copy of the press release attached hereto.








Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                       Form 20-F XXX      Form 40-F
                                 ---

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                              Yes       No XXX
                                 ---       ---

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

                   RICHMONT MINES INC. -- SEC FILE NO. 0-28816
                                  (Registrant)

Date 05/13/03   By   JEAN-YVES LALIBERTE (SIGNED)
    -----------    ----------------------------------------------
                     Jean-Yves Laliberte, Vice-President, Finance






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--------------------------------------------------------------------------------
RICHMONT LOGO                                            MINES RICHMONT INC.

                                                         110, avenue Principale
                                                         Rouyn-Noranda, QC
                                                         J9X 4P2, CANADA

                                                         Tel. :   (819) 797-2465
                                                         Telec. : (819) 797-0166
                                                         www.richmont-mines.com





                                  NEWS RELEASE

                   UPDATE ON EXPLORATION AT THE FRANCOEUR MINE
                            AND THE WASAMAC PROPERTY


MONTREAL, May 13, 2003 - During the first four months of 2003, Richmont Mines completed most of the definition drilling in the West Zone of the Francoeur Mine. A total of 25,595 feet of drilling was done during this period. Resources went from 907,000 tons grading 0.26 ounces per ton to 975,000 tons grading 0.23 ounces per ton. Given the current price of gold and the value of the Canadian dollar, the feasibility study indicated that resuming production by deepening the current shaft would be economically very marginal. For this reason, Richmont Mines has decided not make the investments required to restart the Francoeur Mine and to limit expenditures at the site. This project will be reassessed in the future if the price of gold improves sufficiently.

On the other hand, exploration at the Wasamac property, located 6 kilometres east of the Francoeur Mine, continued to produce very encouraging results. The following table presents the results obtained since the end of 2002.


------------------------------------------------------------------------------------------------------------------------
                         FROM               TO                                     ESTIMATED TRUE            OPT
    DRILL HOLE                                           CORE LENGTH (FEET)       THICKNESS (FEET)            AU
========================================================================================================================
     WS-02-01           1,331.5           1,364.8                 33.3                    22.3               0.12
------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------
     WS-02-02           1,005.2           1,021.5                 16.3                    11.5               0.24
------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------
     WS-03-03           1,515.7           1,525.6                  9.9                     6.1               0.22
------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------
     WS-03-04           1,839.0           1,855.3                 16.3                    11.6               0.04
------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------
     WS-03-05           1,503.3           1,513.0                  9.7                     6.8               0.13
------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------
     WS-03-06           1,707.7           1,733.4                 25.7                    16.4               0.24
------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------
     WS-03-07           1,123.8           1,147.5                 23.7                    14.7               0.03
------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------
     WS-03-08           1,518.5           1,527.9                  9.4                     6.0               0.18
------------------------------------------------------------------------------------------------------------------------




Page 1 of 3


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These holes are approximately 500 feet apart and cover an area approximately
1,000 feet vertically and 2,000 feet horizontally. Drilling continues and the results will be updated at the end of the third quarter.




Louis Dionne
President


The drilling program is being monitored by qualified geologists, as defined by National Instrument 43-101, who are employed by Richmont Mines. The assay samples came from core halves of BQ diameter and varying in length from 1 to 5 feet. They were sent to the Techni-Lab S.G.B. Abitibi Inc. laboratory. The samples were analyzed by using the fire assay technique with an atomic absorption finish on 30 grams of material. The coarse rejects and pulp residues were also collected and sent to the ALS Chemex Chimitec laboratory in Val-d'Or for a second analysis.


                                     - 30 -

For more information, contact:

Martin Rivard                                          Telephone: (819) 797-2465
Executive Vice-President                               Fax:       (819) 797-0166

Trading symbol: RIC                                    Listings: Toronto - Amex











Page 2 of 3


DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS
This news release contains forward-looking statements that include risks and uncertainties. The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian-US exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenues and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be detailed from time to time in Richmont Mines Inc.'s periodic reports.


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